                                                  OMB APPROVAL

                                           OMB number         3235-0145
                                           Expires:    October 31, 1994
                                           Estimated average burden
                                           hours per response...  14.90



                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                  SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                          (Amendment No.    2   )*
                                         -------



                        Precision Castparts Corporation
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title Of Class of Securities)


                                    74018910
                     --------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74018910                    13G                      PAGE 2 OF 8 PAGES

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch Asset Management, L.P. (as successor to
        Merrill Lynch Investment Management, Inc.)
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
3  SEC USE ONLY


- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- --------------------------------------------------------------------------------
                      5   SOLE VOTING POWER

                             None
  NUMBER OF         ------------------------------------------------------------
   SHARES             6   SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                   None
    EACH            ------------------------------------------------------------
  REPORTING           7   SOLE DISPOSITIVE POWER
 PERSON WITH
                             None
                    ------------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                             None
- --------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None
- --------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        zero
- --------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        IA, PN
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP NO. 74018910                    13G                      PAGE 3 OF 8 PAGES

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Merrill Lynch Growth Fund for Investment & Retirement
            22-2777891
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   Joint Filing
                                                                      (a) [_]
                                                                      (b) [_]
- --------------------------------------------------------------------------------
3  SEC USE ONLY


- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
- --------------------------------------------------------------------------------
                      5   SOLE VOTING POWER

                             None
  NUMBER OF         ------------------------------------------------------------
   SHARES             6   SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                   None
    EACH            ------------------------------------------------------------
  REPORTING           7   SOLE DISPOSITIVE POWER
 PERSON WITH
                             None
                    ------------------------------------------------------------
                      8   SHARED DISPOSITIVE POWER

                             None
- --------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        None
- --------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        zero
- --------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

        IV
- --------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                  SCHEDULE 13G



Item 1 (a)     Name of Issuer:
               ---------------

               Precision Castparts Corporation


Item 1 (b)     Address of Issuer's  Principal Executive Offices:
               ------------------------------------------------

               4600 S.E. Harney Drive
               Portland, Ore 97206


Item 2 (a)     Names of Persons Filing:
               -----------------------

               Merrill Lynch Asset Management, L.P.
               Merrill Lynch Growth Fund for Investment & Retirement


Item 2 (b)     Address of Principal Business Office, or, if None, Residence:
               ------------------------------------------------------------

               Merrill Lynch Asset Management, L.P.
               800 Scudders Mill Road
               Plainsboro, New Jersey  08536

               Merrill Lynch Growth Fund for Investment & Retirement 800 Scudders Mill Road
               Plainsboro, New Jersey  08536


Item 2 (c)     Citizenship:
               -----------

               See Item 4 of Cover Pages


Item 2 (d)     Title of Class of Securities:
               ----------------------------

               Common Stock

                              Page 4 of 8 Pages

Item 2 (e)     CUSIP Number:
               ------------

               74018910


Item 3

        Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management ("MLAM")) is an investment adviser registered under (S) 203 of the Investment Advisers Act of 1940. Merrill Lynch Growth Fund for Investment & Retirement is an investment company registered under Section 8 of the Investment Company Act of 1940.


Item 4         Ownership
               ---------

               (a) Amount Beneficially Owned:

        See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, MLAM, and Merrill Lynch Growth Fund for Investment & Retirement (the "Reporting Persons") disclaim beneficial ownership of the securities of Precision Castparts Corporation referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Companies are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the "Act"), the beneficial owner of any securities of Precision Castparts Corporation covered by this statement.


               (b) Percent of Class:

                           See Item 11 of Cover Pages

               (c) Number of shares as to which such person has:

                    (i) sole power to vote or to direct the vote:

                           See Item 5 of Cover Pages

                   (ii) shared power to vote or to direct the vote:

                           See Item 6 of Cover Pages

                  (iii) sole power to dispose or to direct the disposition of:

                           See Item 7 of Cover Pages

                              Page 5 of 8 Pages

                  (iv) shared power to dispose or to direct the disposition of:

                           See Item 8 of Cover Pages


Item 5         Ownership of Five Percent or Less of a Class.
               --------------------------------------------

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [checkmark].

Item 6         Ownership of More than Five Percent on Behalf of Another Person.
               ---------------------------------------------------------------

               Not Applicable


Item 7         Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company.
               -------

               See Exhibit A


Item 8         Identification and Classification of Members of the Group.
               ---------------------------------------------------------

               Not Applicable

Item 9         Notice of Dissolution of Group.
               -------------------------------

               Not Applicable


Item 10        Certification.
               -------------

        By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                              Page 6 of 8 Pages

Signature.
- ---------

        After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994

                               Merrill Lynch Asset Management, L.P.
                               By:  Princeton Services, Inc. (General Partner)

                               /s/ David L. Dick
                               --------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact*

                               Merrill Lynch Growth Fund for Investment
                                  and Retirement

                               /s/ David L. Dick
                               --------------------------------
                               Name: David L. Dick
                               Title: Attorney-in-Fact**











________________
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Dial REIT Inc.

** Signed pursuant to a power of attorney, dated February 10, 1994, included as an exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc., et. al. on February 14, 1994 with respect to Cirrus Logic Inc.

                              Page 7 of 8 Pages

                           Exhibit A to Schedule 13G
                           -------------------------

                   ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                   -----------------------------------------


        Merrill Lynch Asset Management, L.P. (d/b/a Merrill Lynch Asset Management) ("MLAM") a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed the beneficial owner of none of the common stock outstanding of Precision Castparts Corporation as a result of acting as investment adviser to several investment companies registered under Section 8 of the Investment Company Act of 1940. No one investment company advised by MLAM owns more than 5% of the securities of Precision Castparts Corporation.

                              Page 8 of 8 Pages